Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED

CERTIFICATE OF INCORPORATION

OF

ROYAL GOLD, INC.

Royal Gold, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: That the board of directors of the Corporation duly adopted resolutions approving this Amendment to the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, in accordance with the provisions of Section 242 of the Delaware General Corporation Law (the “DGCL”). The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the FOURTH paragraph of the Restated Certificate of Incorporation of the Corporation be amended by changing Section (a) of the FOURTH paragraph thereof, so that, as amended, said Section shall read in its entirety as follows:

“(a) The total number of shares of stock which the corporation shall have authority to issue is 210,000,000 shares, consisting of (i) 200,000,000 shares of common stock, each share having a par value of $0.01 and (ii) 10,000,000 shares of preferred stock, each share having a par value of $0.01.”

SECOND: The stockholders approved and adopted this Amendment to the Restated Certificate of Incorporation of the Corporation at an annual meeting of stockholders held on November 16, 2016, in accordance with the provisions of Section 222 of the DGCL.

THIRD: That except as amended hereby, the provisions of the Restated Certificate of Incorporation, as hereto forth amended, shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation to be signed by a duly authorized officer of the Corporation, this 28th day of November, 2016.

ROYAL GOLD, INC.

By:	/s/ Bruce C. Kirchhoff
Bruce C. Kirchhoff
Vice President, General Counsel and Secretary